Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street
Park Rehovot, P.O.B. 2100
Rehovot 7612002, Israel

December 12, 2016
________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 17, 2017
________________________

Evogene Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Tuesday, January 17, 2017, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

(1) To re-elect Ms. Sarit Firon to serve as a director of the Company until the 2017 annual general meeting of shareholders of the Company, and until her successor is duly qualified.

(2) To approve an updated compensation policy for the directors and other office holders of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

(3) To approve an initial grant of options to purchase 10,000 of our ordinary shares, par value NIS 0.02 per share, or ordinary shares, and subsequent annual grants of options to purchase 2,500 of our ordinary shares, to Ms. Sarit Firon (subject to her re-election pursuant to Proposal 1), in accordance with the grant mechanism described in the Compensation Policy and subject to the terms thereof (including continued service by her on the Company’s board of directors).

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal. In addition, the approval of Proposal 2 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of the above special voting requirements, to the best of our knowledge, there are no shareholders who would be deemed “controlling shareholders” of our Company under the Companies Law.

Our board of directors unanimously recommends that you vote in favor of each of the above proposals, which will be described in a proxy statement that we will send to our shareholders.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website at http://investors.evogene.com/sec-filings.aspx. The full text of the proposed resolutions, together with the form of proxy card for the meeting, may also be viewed beginning on Monday, December 12, 2016 at the registered office of the Company, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-8-9311900.

Holders of record of our ordinary shares at the close of business on Friday, December 16, 2016 are entitled to vote at the meeting.  All shareholders as of that date are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person will be requested to vote by completing, dating and signing a form of proxy.  You may send your completed proxy card to us by mail. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company.  If sending your proxy card to us by mail, the proxy card must be received at our registered office at least four hours prior to the appointed time of the meeting (that is, by 11:00 a.m., Israel time, on Tuesday, January 17, 2017), or, if sent to our transfer agent, by midnight, Eastern time, on Monday, January 16, 2017 (which is 7:00 a.m., Israel time, on Tuesday, January 17, 2017) to be validly included in the tally of ordinary shares voted at the meeting.  Your proxy card, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” Proposals 1 and 3 described above, but will not be voted with respect to Proposal 2 (due to the special voting requirements related to that proposal under the Companies Law). If you attend the meeting, you may vote in person and in such case your proxy card will not be used.  Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name,” that is, in a brokerage account or by a trustee or nominee, on the New York Stock Exchange, you should complete the proxy card or voting instruction form that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares in person at the meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, no later than four (4) hours prior to the appointed time of the meeting, or send such certificate along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to the Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company Secretary, facsimile number +972-8-946-6724, e-mail address: merav.shalem@evogene.com and sassi.masliah@evogene.com.

Shareholders who hold their shares through TASE members may also vote such shares via the electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE, which has been set up by the ISA via the MAGNA online platform. Voting through that system requires a prior registration process, and can be carried out until no later than six (6) hours before the time fixed for the meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

The form of proxy card for the meeting will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and will also be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K, which will be available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from the Company directly to receive a copy of the proxy card (by using the contact information appearing above).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices, 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Merav Shaul Shalem, Legal Advisor and Sassi Masliah, Company, facsimile number +972-8-946-6724, e-mail address: merav.shalem@evogene.com and sassi.masliah@evogene.com no later than Monday, December 19, 2016. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, December 27, 2016, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board